EXHIBIT 12.1

Alta Mesa Holdings, LP

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2012	2011	2010	2009	2008	2007
	(dollars in thousands, except ratio)
Earnings:
Net income (loss) before tax	$(45,635)	$65,407	$14,231	$(50,037)	$36,880	$(27,476)
Fixed charges:
Interest (1)	29,765	38,565	23,981	11,949	9,212	9,010

Earnings before fixed charges	(15,870)	103,972	38,212	(38,088)	46,092	(18,466)
Fixed charges:
Interest (1)	29,765	38,565	23,981	11,949	9,212	9,010

Total fixed charges	$29,765	$38,565	$23,981	$11,949	$9,212	$9,010
Ratio of earnings to fixed charges	N/A	2.70	1.59	N/A	5.00	N/A

(1)	Interest expense includes interest on debt, amortization of discount on debt, and an estimate of the interest expense portion of rent expense.